Filed by First Union Corporation

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 17, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING ADVERTISEMENT BY FIRST UNION RAN IN REGIONAL AND NATIONAL PUBLICATIONS



            [PHOTOGRAPH OF A LITTLE GIRL WITH A FLOWER APPEARS HERE]



       When Wachovia and First Union merge,
                               something beautiful will grow.

Educational enrichment. Affordable housing. Small business growth.

When the people of our companies come together, the effect on people throughout the Southeast will be profound.Together, we'll volunteer more than four hundred thousand hours of our time to open young minds to the wonders of reading. Enable more than twenty thousand hard-working families to cross the threshold of a new home each year. Provide more than fifty five thousand small business loans to help entrepreneurs realize the dream of their own business. And help breathe new life into the neighborhoods we serve with six billion dollars in community lending and investments over the next five years.


We are working so that, in a few short weeks, our strong legacies of community volunteerism and investment can become one. We've announced a Community Commitment program more than 35 billion dollars strong. And we believe the result will be something remarkable. For us all.

[FIRST UNION LOGO APPEARS HERE]

First Union and Wachovia
The Right Combination

[WACHOVIA LOGO APPEARS HERE]

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information.You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street,Winston-Salem, NC 27150,888-492-6397.Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064.The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING LETTER WAS SENT BY FIRST UNION TO INSTITUTIONAL SHAREHOLDER
SERVICES


                                                     July 17, 2001


Ram Kumar
Senior Analyst
Institutional Shareholder Services                            VIA FACSIMILE
                                                              -------------
                                                              301/545-4504

Re:      First Union/Wachovia merger recommendation

Dear Mr. Kumar:

         I would like to thank you and the other members of Institutional Shareholder Services for taking the time to meet with Ken Thompson, David Carroll, Mark Treanor, me and our Wachovia colleagues, Bud Baker and Bob McCoy, on July 12, 2001. We are grateful for the chance to discuss our pending merger-of-equals and its compelling merits for all Wachovia shareholders, including your subscribers.

         As we discussed in our meeting, there are compelling reasons for both Wachovia and First Union shareholders to vote for the merger, including that the merger is expected to:

     o   be immediately accretive to First Union's and Wachovia's shareholders;
     o   generate a 20+% internal rate of return;
     o create a superior state-of-the art financial franchise blanketing the east coast;
     o   create a platform for 11+% annual earnings growth; and
     o   build upon strong corporate governance standards.

         Unfortunately, as part of the hostile bid process, there have been a lot of charges and counter-charges that may have the effect of misdirecting some members of the investing community away from the powerful logic underlying our merger. We have been at times disappointed by what we believe is misinformation by SunTrust and we would like to set the record straight about certain of their recent communications to Wachovia shareholders.

I.       Projected Dividend Growth
         --------------------------

         In a letter to Wachovia's shareholders dated July 5, 2001 (and in later print advertisements), SunTrust has been using a chart that compares hypothetical dividend growth following a SunTrust/Wachovia acquisition with that following a Wachovia/First Union merger. This chart assumes 6% annual dividend growth for both a combined SunTrust/Wachovia and for the new Wachovia. Because SunTrust starts out with a higher dividend, its assumptions necessarily result in a combined SunTrust/Wachovia producing a significant dividend advantage.

         As we have discussed with you and filed publicly with the SEC, a combined

Wachovia/First Union will not increase its dividend on a simple 6% annual growth model. Instead, its dividend is projected to grow on the basis of a consistent dividend payout ratio of approximately 33%. Accordingly, for example, if the new Wachovia is able to grow earnings at 10%-12% as projected, the dividend would grow by 10%-12%. Following this letter is a chart which we believe shows the misleading effect of SunTrust's presentation. As you can see in the chart, we believe Wachovia shareholders will earn more in cumulative dividends over the next five years after the merger with First Union than they would if SunTrust acquired Wachovia.

         Moreover, we believe that there is a real question as to whether SunTrust would ever be able to achieve its projected 6% annual dividend growth given its heavy share repurchase program. Including recent authorizations, SunTrust has repurchased over 15% of its outstanding shares since 1999, a percentage 5 times the average for the 20 largest banks and almost twice the next largest buy-back program. As a result, SunTrust's tier I capital ratio would rank dead last among the top 50 banks if the Wachovia hostile takeover were ever completed. SunTrust's own projections show only $300 million in annual net excess capital being generated after a Wachovia acquisition, assuming the proposed $2.22 per SunTrust share dividend. SunTrust's projected dividends and share repurchases would represent 70% of its cash income after a hostile Wachovia acquisition. We believe SunTrust would not be able to maintain such a high payout ratio while at the same time reinvesting sufficient capital in its core business to remain competitive and generate growth.

         Unfortunately First Union can testify about the consequences of having an excessive dividend and share repurchase/cash income ratio. Before our difficult and painful decision to decrease our dividend in 2000, that ratio for First Union was 69.6%. We are confident that First Union now has the right growth model in place to deliver exceptional returns to shareholders. We believe our second quarter results, which we shared with you on Thursday, and our 2001 stock price performance are proof our model is working.

         SunTrust's own earnings projections assume less than a 9% earnings growth rate and only 3% earnings accretion to Wachovia shareholders on a new GAAP basis by 2004. We do not believe low capital ratios and a high dividend payout ratio coupled with initial earnings dilution and high integration risk is a good combination for Wachovia shareholders. As stated before, we believe First Union's merger would provide Wachovia shareholders with 11+% earnings growth, 17% accretion on a new GAAP basis by 2004, low integration risk and dividend payout and capital ratios comparable to peers.

II.      Acquisition Experience
         ----------------------

         In investor presentation materials also filed with the SEC on July 5, SunTrust attempts to undermine confidence in First Union's projected earnings growth from the Wachovia merger by attacking prior First Union acquisitions.

         First, SunTrust's attack on First Union's record does highlight at least one meaningful difference between First Union and SunTrust: First Union has an acquisition record. SunTrust's experience may be summed up by Phil Humann's own words that SunTrust has been trying "for at least 16 years" to acquire Wachovia. During this time, SunTrust completed only one significant bank acquisition, as well as a securities firm acquisition that has been reported to have been a failure. During those same 16 years, First Union completed 90+ acquisitions. First Union has acknowledged that there have been some miscues in its acquisition history and has made clear that its successes and its miscues have been instrumental in the decision-making process today regarding the integration of the new Wachovia. We believe that SunTrust has been less forthcoming about its lack of acquisition and integration experience.

         SunTrust has publicly stated that it believes it has gained the experience it needs to integrate Wachovia through

     o its Crestar acquisition, which is three years old, was negotiated rather than hostile and required no divestitures or in-market integration

     o   its internal Y2K project

     o   its closing of 40 branches in the ordinary course of business and

     o its "one bank" internal reorganization, which is being undertaken later than most banks and has yet to be completed.(1)

         SunTrust relies on this limited experience to argue that it can integrate a bank almost its equal in size, with 125-150 branch consolidations, convert SunTrust's own computer systems in 1,100+ branches to Wachovia's computer systems, and complete approximately $1.5 billion in regulatory divestitures, all in a protracted, hostile takeover. We believe history and logic demonstrates that SunTrust is wrong.

         Second, we believe that SunTrust's attacks on our acquisition record have been, in effect, misleading number games. As the second attached slide attests, if one were to believe SunTrust's attacks on First Union's acquisition track record, it would point to an earnings shortfall of $5.6 billion. For example, SunTrust attributes to the Dominion transaction an earnings shortfall four years later without any supporting evidence. It attributes earnings shortfalls to other acquisitions where the entire income of the acquired company was less than 10% of the size of the purported shortfall.

III.     SunTrust Proposes Substantial Risk and Little Reward
         ----------------------------------------------------

         On their conference call yesterday, SunTrust's management reconfirmed in the strongest possible terms two points that are critical if shareholders vote against the First Union merger:

o SunTrust will not increase its proposal above the current 1.081 exchange ratio.

--------
(1) Moreover, SunTrust has indicated that it would scrap its own reorganized systems and use Wachovia's computer systems if its hostile takeover is completed. In either case, all systems would be required to handle customer and transaction volume in excess of 50% of the current capacity which, we have learned through our extensive integration experience, adds an exponential degree of difficulty to any integration.

         SunTrust will not add cash. SunTrust will not add stock in The Coca-Cola Company. In response to a question from an analyst, Phil Humann quite definitively confirmed that even if First Union goes away, Wachovia cannot negotiate a better deal from SunTrust.

     o SunTrust's offer remains subject to due diligence (as well as numerous other conditions, none of which has been satisfied). By contrast, First Union completed its review and has no "due diligence out" in the Wachovia/First Union merger agreement.

SunTrust chose not to comment upon the fact that over 50 members of congress have written to the Federal Reserve Board questioning whether the Federal Reserve should approve SunTrust's application.

         First Union believes that hostile acquisitions do not work in the banking industry because managements' fundamental ability to work together to successfully complete the complex and critical integrations is impaired by the hostile bid campaign. We believe the acrimony caused by SunTrust's hostile bid, litigation, and ad campaign has permanently impaired the likelihood that Wachovia's and SunTrust's managements would be able to ensure a successful integration.

         Accordingly, if the First Union/Wachovia merger is voted down on August 3, we believe that there is substantial likelihood that SunTrust's proposal will never be consummated. We do not believe SunTrust's premium compensates for the risk SunTrust is asking Wachovia's shareholders to take and the wait that will in all cases be required for SunTrust to complete its hostile takeover.

         Once again, First Union appreciates the opportunity to meet with you and articulate our views why ISS should recommend to its subscribers that they should vote for the First Union/Wachovia merger. For the reasons we set forth in our meeting and as I have supplemented in this letter, First Union believes that the merits of our merger are compelling. We respectfully ask for your recommendation that First Union and Wachovia shareholders each vote in favor of our merger. Thank you very much for your time and consideration.

                                                     Very truly yours,



                                                     Robert P. Kelly


cc:      G. Kennedy Thompson
         David Carroll
         Mark Treanor, Esq.


[Note: the following legend is for legal purposes]

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration.

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

       FIRST UNION PROPOSAL OFFERS WACHOVIA SHAREHOLDERS GREATER DIVIDENDS
                      WE'LL LET THE NUMBERS TELL THE STORY
--------------------------------------------------------------------------------


[BAR CHART APPEARS HERE]

   First Union Proposal (w/DEP security)(1)
           -----------------------------
           Aggregate Dividends = $13.89
           -----------------------------

         $2.40   $2.42   $2.71   $3.01   $3.34
         ----------------------------------------
         2002     2003    2004    2005    2006

-------------------------------------------------
Payout
 Ratio   33%      33%     33%     33%    33%
-------------------------------------------------



[BAR CHART APPEARS HERE]

              SunTrust Proposal(2)
           -----------------------------
           Aggregate Dividends = $13.53
           -----------------------------

         $2.40   $2.54   $2.70   $2.86   $3.03
         ----------------------------------------
         2002     2003    2004    2005    2006

-------------------------------------------------
Payout
 Ratio   42%      39%     37%     36%    35%
-------------------------------------------------


       SunTrust has once again misled Wachovia shareholders concerning the dividend potential of a First Union/Wachovia combination. As highlighted above, we believe First Union's proposal offers Wachovia shareholders both higher dividends over the next five years and greater dividend growth potential over the long term all with a more conservative dividend payout ratio.



[FIRST UNION LOGO APPEARS HERE]                    [WACHOVIA LOGO APPEARS HERE]

(1) Based on First Union/Wachovia projected dividend payout ratio of 33% of cash earnings as stated in S-4 proxy with projected earnings growth of 11% as illustrated in First Union/Wachovia investor materials.
(2)      SunTrust letter to shareholders dated July 5, 2001.

SunTrust...Misrepresentations of First Union's Record
--------------------------------------------------------------------------------
Misrepresenting First Union Acquisitions Track Record
($ in millions)


     o SunTrust double, triple and even quadruple counts differences between projected and reported earnings - misleading investors as to First Union's track record

     o SunTrust attributes the entire difference in First Union's projected and reported earnings in 1999 and 2000 to, separately, the acquisition of the Money Store, Signet, CoreStates and EVEREN

     o As such, for example, SunTrust claims that the acquisition of EVEREN resulted in an earnings shortfall of $1.5 billion, or 15x the projected earnings contribution from the transaction

                                                          First         Wheat       Money
                                         Dominion       Fidelity        First       Store        Signet     CoreStates     EVEREN
                                         --------       --------        -----       -----        ------     ----------     ------
Announcement Date                        09/21/92       06/19/95       08/20/97    03/04/98      07/21/97   11/18/97       04/26/99

Projected EPS                             $3.54 96       $3.62 97       $3.90 98   $4.38 99     $4.36 99    $4.46 99      $4.52  00

Reported EPS                              $3.16 96       $3.30 97       $3.21 98   $3.40 99     $3.40 99    $3.40 99      $2.97  00

------------------------------------------------------------------------------------------------------------------------------------
STI Claimed Shortfall                     (10.7)%       (8.8)%          (17.7)%      (22.4)%      (22.0)%     (23.8)%       (34.3)%
------------------------------------------------------------------------------------------------------------------------------------

STI Claimed Earnings Shortfall             $219          $203           $676          $948         $928       $1,025        $1,510
From Acquisition

Est. Earnings Contribution                               $763            $50          $183         $350       $1,564         $100
From Acquisition

------------------------------------------------------------------------------------------------------------------------------------
Implied Shortfall/Earnings Contribution                    27%          1,353%        518%         265%         66%         1,510%
------------------------------------------------------------------------------------------------------------------------------------

                                            Implied Shortfall/
                                          Earnings Contribution
               -------------------------------------------------
               EVEREN                                    1,510%
               Wheat First                               1,353%
               Money Store                                 518%
               Signet                                      265%
               CoreStates                                   66%
               First Fidelity                               27%
               -------------------------------------------------


--------------------------------------------------------------------------------
        Cumulative Earnings Shortfall Implied by SunTrust = $5.6 Billion
--------------------------------------------------------------------------------


[FIRST UNION LOGO APPEARS HERE]                    [WACHOVIA LOGO APPEARS HERE]